Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-223156

USD 2,500,000,000 7.750% Fixed Rate Resetting Perpetual Subordinated Contingent

Convertible Securities (Callable September 15, 2023 and Every Five Years Thereafter)

Barclays PLC

Pricing Term Sheet

Issuer	Barclays PLC (the “Issuer”).

Securities	USD 2.5bn 7.750% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable September 15, 2023 and Every Five Years Thereafter) (the “Securities”).

Status	Perpetual Subordinated Contingent Convertible Securities.

Legal Format	SEC Registered.

Principal Amount	USD 2,500,000,000.

Trade Date	August 7, 2018.

Settlement Date	August 14, 2018 (T+5) (the “Issue Date”).

Maturity Date	Perpetual, with no fixed maturity or fixed redemption date.

Optional Call Dates	September 15, 2023, and each fifth anniversary thereafter.

Preliminary Prospectus Supplement	Preliminary prospectus supplement dated August 7, 2018 (the “Preliminary Prospectus Supplement”) incorporating the Prospectus dated April 6, 2018 relating to the Securities (the “Base Prospectus”). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgment	Yes. See section entitled “Description of Contingent Convertible Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Initial Interest Period

Initial Fixed Rate	7.750% per annum, from and including August 14, 2018 to, but excluding, September 15, 2023.

Initial Interest Payment Dates	Quarterly in arrear on March 15, June 15, September 15 and December 15 of each year up to and including September 15, 2023, commencing on December 15, 2018 (long first interest period).

Benchmark Treasury	UST 2.750% due July 31, 2023.

Spread to Benchmark Treasury	+497.8bps.

Mid-Market Swap Rate	2.981%.

Spread to Mid-Market Swap Rate	+484.2bps.

Interest Periods Following Any Reset Date

Interest Rate Following Any Reset Date	The applicable Mid-Market Swap Rate (such term subject to any replacement or fallback rate as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Determination of Subsequent Interest Rate” in the Preliminary Prospectus Supplement) on the relevant Reset Determination Date (as defined below) plus the Margin (as defined below) (the “Subsequent Interest Rate”), from and including the relevant Reset Date (as defined below) to (but excluding) the next following Reset Date.

Reset Date	September 15, 2023, and each fifth anniversary date thereafter (each a “Reset Date”).

Interest Payment Dates Following Any Reset Date	Quarterly in arrear on March 15, June 15, September 15 and December 15 of each year commencing on December 15, 2023.

Spread to Mid-Market Swap Rate	+484.2bps (the “Margin”).

Reset Determination Date	The second Business Day immediately preceding each Reset Date (each a “Reset Determination Date”).

Mid-Market Swap Rate	The mid-market U.S. dollar swap rate LIBOR basis having a five-year maturity appearing on Bloomberg page “USISDA05” (or such other page as may replace such page on Bloomberg, or such other page as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates (the “Relevant Screen Page”)) at approximately 11:00 a.m. (New York time) on the relevant Reset Determination Date, as determined by the Calculation Agent (the “Mid-Market Swap Rate”).

Determination of Subsequent Interest Rate

If the Mid-Market Swap Rate does not appear on the Relevant Screen Page (in circumstances other than those described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Determination of Subsequent Interest Rate—Replacement Benchmark” in the Preliminary Prospectus Supplement), the relevant Subsequent Interest Rate shall instead be (i) a rate per annum equal to the aggregate of the applicable Reference Bond Rate (as defined in the Preliminary Prospectus Supplement) on the relevant Reset Determination Date and 497.8bps, calculated by the Calculation Agent; or (ii) in the event that the Reference Bond Rate is not available (which shall be the case if only one Reference Government Bond Dealer Quotation (as defined in the Preliminary Prospectus Supplement) is received or if no Reference Government Bond Dealer Quotations are received), a rate per annum equal to the aggregate of the applicable Mid-Swap Fallback Rate (as defined below) on the relevant Reset Determination Date and the Margin, calculated by the Calculation Agent. In each case, each Subsequent Interest Rate shall be determined in compliance with the Capital Regulations (as defined in the Preliminary Prospectus Supplement) applicable to the Group (as defined in the Preliminary Prospectus Supplement) in force at the relevant time.

If the Issuer determines that the Mid-Market Swap Rate has ceased to be published on the Relevant Screen Page as a result of such rate ceasing to be calculated or administered when any rate of interest remains to be determined by such Mid-Market Swap Rate, then the relevant Subsequent Interest Rate shall instead be determined as set out under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Determination of Subsequent Interest Rate—Replacement Benchmark” in the Preliminary Prospectus Supplement.

Mid-Swap Fallback Rate	“Mid-Swap Fallback Rate” has the meaning given to it in the Preliminary Prospectus Supplement, provided that if no Five-Year Mid-Market Swap Rate Quotations (as defined in the Preliminary Prospectus Supplement) are provided, the Mid-Swap Fallback Rate will be (i) in respect of the Mid-Swap Fallback Rate determined in respect of the Reset Date falling on September 15, 2023, 2.981% per annum or (ii) in respect of the Mid-Swap Fallback Rate determined in respect of any Reset Date other than September 15, 2023, the Mid-Market Swap Rate or Mid-Swap Fallback Rate, as applicable, in respect of the immediately preceding Reset Date.

Certain Other Terms and Information

Day Count	30/360, following, unadjusted.[1]

Interest Payments Discretionary	Interest on the Securities will be due and payable only at the sole discretion of the Issuer, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Interest Cancellation—Interest Payments Discretionary” in the Preliminary Prospectus Supplement.

Restriction on Interest Payments

As described in the Preliminary Prospectus Supplement, the Issuer shall not make an interest payment on the Securities on any interest payment date (and such interest payment shall therefore be deemed to have been cancelled and thus shall not be due and payable on such interest payment date) if:

(1)   the Issuer has an amount of Distributable Items (as defined in the Preliminary Prospectus Supplement) on such interest payment date that is less than a certain level; or

(2)   the Solvency Condition (as defined in the Preliminary Prospectus Supplement) is not satisfied in respect of such interest payment,

as further described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Interest Cancellation—Restriction on Interest Payments” in the Preliminary Prospectus Supplement.

Agreement to Interest Cancellation	By subscribing for, purchasing or otherwise acquiring the Securities, holders of the Securities acknowledge and agree to the provisions described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Interest Cancellation—Agreement to Interest Cancellation” in the Preliminary Prospectus Supplement.

Ranking

Subordinated to the claims of Senior Creditors (as defined below), as described in further detail in the Preliminary Prospectus Supplement.

“Senior Creditors” means creditors of the Issuer (i) who are unsubordinated creditors; (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding-up or administration of the Issuer or otherwise) to the claims of unsubordinated creditors of the Issuer but not further or otherwise; or (iii) whose claims are, or are expressed to be, junior to the claims of other creditors of the Issuer, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the Securities.

Capital Adequacy Trigger Event

A “Capital Adequacy Trigger Event” shall occur if at any time the fully loaded CET1 Ratio (as defined in the Preliminary Prospectus Supplement) is less than 7.00%.

Whether a Capital Adequacy Trigger Event has occurred at any time shall be determined by the Issuer and such determination shall be binding on the trustee and holders of the Securities.

Automatic Conversion Upon Capital Adequacy Trigger Event

An Automatic Conversion will occur without delay upon the occurrence of a Capital Adequacy Trigger Event.

“Automatic Conversion” means the irrevocable and automatic release of all of the Issuer’s obligations under the Securities (other than the CSO Obligations (as defined in the Preliminary Prospectus Supplement), if any) in consideration of the Issuer’s issuance of the Conversion Shares (as defined in the Preliminary Prospectus Supplement) at the Conversion Price to the Conversion Shares Depository (as defined

[1]	Note: The Day Count in this Pricing Term Sheet replaces the section entitled “Description of Contingent Convertible Securities–Day Count Fraction” in the Preliminary Prospectus Supplement.

in the Preliminary Prospectus Supplement) (on behalf of the holders of the Securities) or to the relevant recipient, in accordance with the terms of the Securities and as described in the Preliminary Prospectus Supplement.

Conversion Price	$2.14 per Conversion Share, subject to certain anti-dilution adjustments, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Anti-Dilution” in the Preliminary Prospectus Supplement and the provisions described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Conversion Shares Offer” in the Preliminary Prospectus Supplement.

Conversion Shares Offer	Following an Automatic Conversion, the Issuer may, in its sole and absolute discretion, elect that the Conversion Shares Depository make an offer of all or some of the Conversion Shares to all or some of the Issuer’s ordinary shareholders at such time at a cash price per Conversion Share equal to the Conversion Shares Offer Price (as defined below), as further described in the Preliminary Prospectus Supplement.

Conversion Shares Offer Price	£1.65 per Conversion Share (subject to certain anti-dilution adjustments, as described in the Preliminary Prospectus Supplement).

Optional Redemption	The Securities are redeemable, in whole but not in part, on any Reset Date at the option of the Issuer, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Redemption—Optional Redemption” in the Preliminary Prospectus Supplement.

Regulatory Event Redemption	The Securities are also redeemable, in whole but not in part, at any time at the option of the Issuer in the event of a change in certain U.K. regulatory capital requirements, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Redemption—Regulatory Event Redemption” in the Preliminary Prospectus Supplement.

Tax Redemption	The Securities are also redeemable, in whole but not in part, at any time at the option of the Issuer upon the occurrence of certain tax events, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Redemption—Tax Redemption” in the Preliminary Prospectus Supplement.

Denominations	$200,000 and integral multiples of $1,000 in excess thereof.

ISIN / CUSIP / FISN / CFI Code	US06738EBA29 / 06738E BA2 / BARCLAYS PLC/NT CONV PERP SUB / DCFUQR.

Business Days	London, United Kingdom and New York City.

Reoffer Yield	7.748%.

Issue Price	100.000%.

Estimated Underwriter Compensation	1.000% of the principal amount of the Securities.

Estimated Net Proceeds	$2,475,000,000.

Sole Structuring Adviser and Sole Bookrunner	Barclays Capital Inc.

Qualified Independent Underwriter	Morgan Stanley & Co. LLC.

Joint Lead Managers	BBVA Securities Inc., Deutsche Bank Securities Inc., ING Financial Markets LLC, Lloyds Securities Inc., Morgan Stanley & Co. LLC, Natixis Securities Americas LLC, Scotia Capital (USA) Inc., SG Americas Securities, LLC, SMBC Nikko Securities America, Inc., Standard Chartered Bank, Swedbank AB (publ), UBS Securities LLC.

Co-Lead Managers	BANKIA SA, BMO Capital Markets Corp., BNY Mellon Capital Markets, LLC, Capital One Securities, Inc., CIBC World Markets Corp., Citizens Capital Markets, Inc., Drexel Hamilton, LLC, Loop Capital Markets LLC, Mischler Financial Group, Inc., PNC Capital Markets LLC, SunTrust Robinson Humphrey, Inc., TD Securities (USA) LLC, The Williams Capital Group, L.P., U.S. Bancorp Investments, Inc.

Documentation	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-223156) and to be issued pursuant to the Contingent Convertible Securities Indenture, to be entered into on or about the Issue Date, between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer and the Trustee.

Risk Factors	An investment in the Securities involves risks. See “Risk Factors” section beginning on page S-19 of the Preliminary Prospectus Supplement.

Clearing	The Depository Trust Company.

Listing	International Securities Market of the London Stock Exchange.

Calculation Agent	The Bank of New York Mellon, London Branch, or its successor appointed by the Issuer.

Governing Law	New York law, except for subordination provisions and waiver of set-off provisions which will be governed by English law.

Definitions	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read each of the Base Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-866-603-5847.

No PRIIPs KID/FCA PI Restriction. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, persons who fall within the manufacturer target market.

SFA Product Classification - The Issuer has determined, and hereby notifies all relevant persons (as defined in Regulation 3(b) of the Securities and Futures (Capital Markets Products) Regulations 2018 (the “SF (CMP) Regulations”) that the Securities are “prescribed capital markets products” (as defined in the SF (CMP) Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

To the extent any dealer that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Securities in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations. Swedbank AB (publ) is not a U.S. registered broker-dealer, and it will not affect any offers or sales of any Securities in the United States.